 Exhibit 99.5

Earnings Call 1

 INFOSYS Limited Earnings call 1

Q4 FY 2014 RESULTS

April 15, 2014

CORPORATE PARTICIPANTS

S. D. Shibulal

Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

B.G. Srinivas

President & Member of the Board

Pravin Rao

President & Member of the Board

Sandeep Dadlani

Head – Retail, CPG and Logistics

Mohit Joshi

Head – Financial Services

ANALYSTS

Nitin Mohta

Macquarie

Diviya Nagarajan

UBS Securities

Ravi Menon

Centrum Broking

Sandeep Shah

CIMB

Yogesh Aggarwal

HSBC Securities

Anantha Narayan

Credit Suisse

Pankaj Kapoor

Standard Chartered Securities

Mitali Ghosh

Bank of America Merrill Lynch

Madhu Babu

HDFC Securities

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you, sir.

Sandeep Mahindroo

Thanks Inba. Good morning everyone, this is Sandeep from the Investor Relations Team in Bangalore. Welcome to Infosys Q4 and FY14 Earnings Call. Joining us today on today is Executive Chairman – Mr. N. R. Narayana Murthy, CEO and Managing Director – Mr. S. D. Shibulal, Presidents – Mr. B.G. Srinivas and Mr. Pravin Rao, CFO – Mr. Rajiv Bansal along with other members of the senior management team. We will start the call with some opening remarks on the business before opening up the call for questions.

Before I hand it over to the management team, I would like to remind you that anything which we say, which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I would now like to pass it on to Mr. S. D. Shibulal.

S. D. Shibulal

Good morning everyone. Let me talk about our performance in FY14 and Q4. I will also provide a high level overview of what we are seeing with our clients and then talk about FY15.

Our revenue growth doubled to 11.5% in FY14 over FY13. This is in spite of a revenue decline that we saw in Q4. This compares to our FY14 guidance of 11.5-12% that we provided in January. Our revenues were at the lower end of the guidance due to challenges that we saw in Retail, CPG and Hi-Tech verticals and some unexpected ramp downs and cancellations which we saw in other business segments as well.

On constant currency basis, FY14 revenues grew 12.4%. In INR terms for the first time in our history, our revenues crossed 50,000 crore for the year which is a growth of 24.2% year-on-year. Our cash and cash equivalents crossed Rs.30,000 crore in rupee terms and 5 billion in dollar terms. We had a significant improvement in utilizations during the year. Utilization for consolidated IT Services including trainees for FY14 was 72.3% compared with 67.0% in FY13; excluding trainees utilization was 76.4% in FY14 as against 70.7% in FY13, that is an increase of close to 6% year-on-year in absolute terms.

Client additions for FY14 was at an all-time high of 238. The number of million dollar clients have gone up from 448 to 501 year-on-year. Out of that, 166 are Fortune 500 clients.

During the year we completed a civil settlement that concluded the investigation by the US Attorney’s Office and the US Department of Homeland Security relating to I-9 paperwork errors and visa matters that were the subject to the investigation. There were no criminal charges or court ruling against the company. Further there are no limitations on the company’s eligibility for federal contract or actions to use US visa programs as a result of this settlement.

Coming to Q4, operations margins were 25.5% which is an expansion of 0.5% quarter-on-quarter. Our operating margins have now expanded for 2 consecutive quarters. Volume growth in Q4 was 0.4% while the revenue productivity per employee declined by 0.8% on a blended basis. Year-on-year our revenue productivity has improved by 1.2%. During the quarter our offshore effort mix went up by 0.5% to 70.6%. Our offshore effort mix has improved by 1.8% in the last two quarters due to our relentless focus on optimizing our operations.

We have added 50 new clients in Q4; 10,997 employees gross in Q4. LTM attrition increased to 18.7% in Q4, compared to 18.1% in Q3. Q4 attrition comprises of voluntary attrition of 17.5% and involuntary attrition of 1.2%. High attrition continues to remain an area of concern for us.

During Q4 we signed 4 large deals with a TCV of $700 mn. 2 wins were in America and 2 in Europe; 1 deal each in financial Services, Manufacturing, Retail & CPG, and Energy, Utilities and Services verticals.

Infosys Edge presently serves nearly 90 clients and had 7 wins in Q4 - 4 in products and 3 in platforms. Finacle had 7 wins and 11 go-live in Q4. We continue to see positive results of our early and significant investments in emerging technologies. During the quarter we signed 20 deals in Cloud and Big Data and 15 deals in Mobility.

Coming to market overview, cost reduction remains an important area of focus for our clients across segments. Market opportunities are driven by vendor consolidation, rationalization of operations and infrastructure modernization. Client appetite for discretionary spending continues to be limited with higher sales cycles. This is reflected in our revenues from discretionary areas declining sequentially in Q4. Overall deal pipeline has improved marginally in the last quarter; however, decision cycles have also lengthened due to business challenges. Clients are monitoring return profile of various spending programs very, very carefully. Pricing remains stable in most areas except in large outsourcing deals and commoditized services.

We have given compensation increase of around 6%-7% for our offshore employees and around 1% to 2% for our onsite employees effective April 1st. Through this second round of compensation increase in the last nine months along with promotions that we have rolled out, we hope to be able to reduce attrition in upcoming quarters.

Based on our recent business momentum and our expectations of client spending in the upcoming quarters, we have given a guidance of 7% to 9% for FY15. Growth remains our top priority and we will make all necessary investments in our business to have a better growth trajectory.

I will now ask B. G. talk about this business segments.

B.G. Srinivas

Good morning, thank you Shibu.

I will first start with financial Services. Quarter 4, reflection of what we have seen in the market. In financial Services, we have seen a weakness in business momentum over the last 3 months with some of our top clients both in the US as well as in Europe. There have been some instances of budget cuts, translating to volume cuts and delays in approval of the projects. Some of the banks are looking at cutting not only spend on run-the-business but also in the change-the-business which is the discretionary spend part of it. However, we are seeing opportunities both in US and Western Europe in the banking sector. As we look ahead, strategy priorities for the sector, includes risks and compliance and client facing initiatives along with firm focus on cost containment. This is something we are seeing across Financial Services, there is so much focus on taking cost out and in that context portfolio rationalization, cloud and information management are some of the over arching trends. Digital Transformation and Analytics, Big Data, Cloud, on discretionary and on the industrialization of operations on the nondiscretionary side, are the main focus today with our clients. Banks continue to drive strategic initiatives to provide omni-channel experience for their clients. This is followed by the focus on risk and compliance which is top on the agenda given the new regulatory pressures the Financial Service industry is facing. Anti-money laundering, fraud prevention and detection, regulatory reporting are the 3 key areas where banks are focusing on and Infosys is also partnering with them in fixing their processes and systems as well. There is also an increase interest in our Platform Solutions in the marketplace primarily Procure Edge, Talent Edge, and Brand Edge.

As far as the Insurance sector is concerned, we are seeing uptick in discretionary spend with life carriers looking to invest in new Products and Services to drive customer intimacy. There is also predominant focus on cost optimization programs through infrastructure transformation, automation and leveraging cloud-based offerings. Clients are investing in Social Platforms and Mobility technologies for improving businesses and distribution of channels. The Property & Casualty segment is putting Infosys on driving revenue through the agency channels, redefining products and focusing on growing new products by cross-selling and up-selling to existing client base.

The next sector I will cover briefly is about Manufacturing. Q4 growth was impacted partly by cost reduction and brakes in spending by some of Hi-Tech clients. But for the full year fiscal year ’14 Manufacturing has done exceedingly well. The dynamic nature of the market has led to budget cuts in a few clients particularly in Q4 after the initial budgets were announced. If you take the specifics within the Manufacturing sector, Hi-Tech continues to see challenges but we see increased activity levels in Automotive, Aerospace, and Industrial Manufacturing. The large deal pipeline has seen improvement in IT operations. We see spending in ERP-led transformation, Digital Transformation and Analytics. Overall business momentum in Manufacturing has remained broadly stable. Increasingly, in Automotive sector, the manufacturers are beginning to plan to build 3-D value chains, to leverage the 3-D printing innovation that is independent of the technology stack.

Moving on to Energy and Telecom, even though we had a good sequential growth in Q4, the overall client spend is marginally challenged due to revenue pressures which is keeping a lid on both discretionary and nondiscretionary spend. The Teleco industry has seen some recent consolidation, which may impact spending in those clients. Spending in Telco is focused on driving improvements towards customer experience. On the Energy side, due to margin pressures, there are some cuts in budgets in our clients. But at the same time, we see opportunities in ERP-led transformation and optimization efforts. Clients are also investing in CRM, Mobil, Workforce Management, moving apps and info onto the Cloud. Innovative products in areas of mCommerce, virtualization and cloud-based technologies are in focus. Communication Service providers continue to fund innovation in Digital, M2M, and Content TV. In addition, efficiency in operations through OPEX reduction, Infrastructure Outsourcing and Data Center consolidation initiatives become quite relevant. One thing which is emerging across these sectors is significant focus on cost optimization, focus on digital transformation and focus on regulatory and compliance initiatives.

As Shibu mentioned, we signed 4 large deals in the last quarter. The pipeline for deals both in the US and Europe continues to be relatively robust. We are looking forward to an improvement in decision-making cycles as we go forward.

I must also mention here Europe full year revenues crossed a significant milestone of $2 bn and also for Q4 we crossed 25% of our global revenues coming from Europe.

With this I would like to pause and hand over to Pravin.

Pravin Rao

Thanks, B.G. Let me talk about other business segments: Retail and CPG have seen deterioration in the last 3 months due to aggressive discounting by retailers during the holiday period which have pressurized their bottom-line. Additionally, their top-lines have been challenged due to harsh winters in US and slowing growth in emerging markets. We saw many programs being postponed or canceled which impacted our Q4 performance. As we look ahead, we see Retail and CPG clients constantly looking at cutting costs and investing in revenue generating initiatives only if there is a clear ROI. On the positive side, technology is mainstream in this vertical and spend is increasing in the areas of Cloud, Infrastructure Optimization, Business Intelligence and Digital Transformation.

Life Sciences clients are facing challenges from reduced product differentiation which is putting pressure on the discretionary spend. Cost take-out is a key focus area. Clients are investing in compliance activities, Infrastructure Modernization, Digital Transformation, Analytics and Cloud. While the deal pipeline is good, we remain cautious due to the cost -sensitive environment which can create pressure on our existing contracts.

In the Resources and Utilities vertical, we see clients continue to demonstrate caution and scrutiny while making spending decisions. Cost savings and improving operational efficiency are key priorities for our clients. There is focus on emerging technologies and standardization.

In the Global Market Units, comprising of Australia, China, Japan, Southeast Asia and Middle East, dynamics vary across markets. In Australia, there is a focus on cost reduction through infrastructure consolidation, along with investments in risk, compliance and clients-facing initiatives. In China, clients are investing in ERP and Analytics. In Japan, demand is being driven by the need to simplify IT and drive revenue generating spending.

In the Services sector, the New Age Information Services companies are spending in Analytics and Mobility-based solutions while the traditional Publishing segment remains cost focused. Professional Services market is also cost focused, while Travel and Leisure sector has seen a mild improvement. Our early focus on Cloud, Big Data and Mobility is helping us showcase our capabilities to more and more clients. Across advanced technologies, we see sustained business momentum with 20 new deals signed for Cloud and Big Data offerings and 50 new deals signed for Infosys Mobility offerings.

I will now pass on to Rajiv to talk about financial highlights.

Rajiv Bansal

Thank you Pravin. Our fourth quarter revenues were at $2.092 bn as against $2.1 bn last quarter. In INR terms, the revenues were at Rs.12,875 crores, a sequential decline of 1.2%. Our gross margins for the quarter improved by 90 basis points to 37%. Operating margins for the quarter improved by 50 basis points to 25.5%. During the quarter, average USD-INR rate appreciated by 0.7% from 62.03 in Q3 to 61.62 in Q4 which negatively impacted our margins by 0.2%.

Other income for the quarter was at Rs.851 crores as against Rs.731 crores in the previous quarter; this included a forex gain of Rs.183 crores as against a forex gain of Rs.119 crores in the previous quarter. Yield on other income was 9.45% during the quarter. We have outstanding hedges of $1.058 bn as of March 31, 2014. Our effective tax rate for the quarter was at 27.6%. Net profit was at Rs.2,992 crores compared to Rs.2,875 crores last quarter. Net margins for the quarter expanded to 23.2% compared to 22.1% in the previous quarter. EPS for the quarter was at Rs.52.36 as against Rs.50.32 last quarter. Our cash flows from operations continue to remain strong at Rs.3,640 crores which is 122% of Q4 net profit of Rs.2,992 crores. Our cash and cash equivalents including available-for-sale assets and certificates for deposits crossed Rs.30,000 crores during the quarter. Collections have been very good; our DSO has improved from 65 days last quarter to 62 days this quarter.

For FY14, revenues were at $8.249 bn as against $7.398 bn last year which is a growth of 11.5%. In INR terms, revenues were at Rs.50,133 crores which is a growth of 24.2%. Our gross margin for the year was at 35.9% and operating margin at 24%. Effective tax rate for the whole year has been at 27.6%. Net profit for the year are at Rs.10,648 crores as compared to Rs.9,421 crores last year which is a growth of 13%. Net margin for the year was at 21.2% as compared to 23.3% last year. EPS for the year is at Rs.186.35 as compared to Rs.164.87, a growth of 13%.

We have increased our dividend payout ratio from up to 30% of post-tax profit to up to 40% of post-tax profit effective FY2014. This is reflected in the final dividend for FY14 which has been proposed by the board at Rs.43. We have increased the payout ratio to enhance returns to the shareholders. The higher payout ratio will negatively impact our FY15 EPS by approximately Rs.1.5 due to lower non-operating income.

Looking ahead, we have given guidance of 7-9% in dollar terms for FY15. This translates to 5.6-7.6% in rupee terms based on the USD-INR rate of Rs.60.

We have increased salary for our offshore employees and onsite employees effective 1st April. The increase in salaries, promotions and investment in new visas will impact first quarter margins by approximately 250-300 basis points. We remain focused on accelerating our growth for next year; we will continue to make all possible investments which are required to achieve that. Considering that, we expect FY15 operating margins to be in line with FY14 operating margins.

With that I will throw the floor open for questions.

Moderator

Thank you very much sir. Ladies and gentlemen, we will now begin the question-and-answer session. The first question is from Nitin Mohta of Macquarie. Please go ahead.

Nitin Mohta

I had two questions. Firstly, we have seen a steady announcement of large deal wins in the past couple of quarters. That seems to be at odds when we look at the fourth quarter revenue performance as well as your mid-quarter commentary about sluggishness in the first half ’15. So, just wanted to check if we are seeing some sort of a hole in our revenue bucket that is causing the reported growth to be lower than the industry average?

S. D. Shibulal

When we win large deals they are usually 5-7 years term. This quarter we have won $700 mn of large deal; the revenue will get realized over the next 5-7 years. First year, generally, we see a realization of 8% of the revenue, followed by approximately 18-20% in the coming years; these are approximate number. For example sake, if you look at 15% growth, that is about billion dollars plus. Now, to get a billion dollars and out of that about 60% of our revenue comes from the operation space that is where the large outsourcing deals are, you have to win about $4 bn a year to generate 20%-$800 mn next year, which means our win ratios are not up to the level at which we want it to be. We are working very hard to make sure that we improve our win ratios in our large outsourcing deals. One of the things we have done over the last one year is to bring back focus on large outsourcing deals. This space is price-sensitive and commoditized which means that we have to invest into building the right solution, we have to invest into building the automation and automation tools and that is what the focus on delivery excellence is all about. So, as I said, large deals do get realized over a period of time. We need to improve our large deal wins considerably because if you look at numbers we are not yet there. Moreover, the benefits of some of these are negated by the challenges which we face in the areas which Pravin and B.G. talked about - in CPG, in Hi-Tech Manufacturing. In certain clients we faced challenges because of their own business environment. That does impact our growth. We have looked at all of these factors and given the guidance.

Nitin Mohta

Second one on a more longer-term tech trend that is shaping up; great to hear about the deals signed on Cloud and Mobility Solutions, but if you can help us mathematically, what is the kind of cannibalization on the existing line of business or the loss of revenues that you are seeing because the industry guys are talking about the delay in decision cycles because end clients are waiting and watching, evaluating whether they want to continue spending on the traditional enterprise software or take up these new opportunities. So, are you seeing delayed in decision cycle related to these tech space as well or just the broader thoughts there?

S. D. Shibulal

So, I think one needs to be careful to segregate that question. From a Cloud and Mobility perspective, we are seeing pretty serious service opportunities in the market. That is what Pravin will talk about, I will hand it over to Pravin. These are Services which will enable our clients to leverage these new phenomena’s of Cloud, Mobility, Social, all of those things. Cannibalization is not there because whether you host the system on the Cloud or in your own infrastructure, you still have to maintain those, we still have to modify those, we still have to enhance those. That is not where the cannibalization happens. The cannibalization can happen if the client moves out of a custom-made system into a platform. Now, in that area, we have been strategically planning to participate. We have launched 7 platforms which are in the market. We service about 90 clients on our platforms and we have closed close to $800 mn of TCV in that space. But again, one needs to remember -- this is a place where you get pay-per-use. So you can always get an upside or downside on your revenue in this space. Moreover, when you close the deal it is usually 7-10 years. So, when you close the deal of $700 mn you are talking about 7-10 year period. If you do not close any more deals, your average revenue will only be $70 mn which is approximately 1% of our revenue; little less. So it is very important that we scale up that place. That is where the commoditization can happen. Theoretically you can think of commoditization, but we are not seeing that it in the market because there aren’t that many robust, enterprise-ready, on the Cloud platforms which are considered secure by our clients at this point in time. Now, let me request Pravin to add more color.

Pravin Rao

Thanks, Shibu. As you rightly said, we are seeing many-many opportunities in the areas of Cloud and Mobility. In this quarter itself we have 20 new wins in Cloud and Big Data and about 15 new wins in the Mobility space. When you look at the Enterprise today, they still have a lot of investment in their legacy assets. It is not very easy for them to make the transition. This is where Service providers like us can make a difference. We are working with many of our clients in terms of migrating them from some of their legacy systems into this Cloud journey, we are helping in industrializing their existing systems, we are trying to modernize them and take them to Cloud and help bridge the gap. That is one area we are looking at. The other area is if you look at the Enterprise, today they own most of the assets – be it Infrastructure, be it Application or be it end-user computing devices. But, with the advent of Cloud, Mobility and other digital technologies, we are seeing some fragmentation in this space, we are seeing emergence of hybrid clouds in our clients environment, we are seeing applications bundled with infrastructure and hosted on Cloud, we are seeing applications being consumed on technologies like SFDC, we are also seeing movement of end-user computing devices to ‘bring your own devices’ kind of framework. Net-net, we are gradually seeing an emergence of fragmented ecosystem, and that is where again Service provider like us can take advantage. We have already started proactively approaching our clients, working with them, we have some examples where we have taken their existing legacy assets, we have bundled it with infrastructure, we have hosted it on Public Cloud and we are maintaining on a transaction basis. We do see a lot of opportunities in this space and we would look at it more as an incremental revenue rather than as a cannibalization.

Nitin Mohta

Just to clarify, any loss of revenues because of deferment from client decisions, because they are just evaluating these new technologies?

S. D. Shibulal

No, we are not seeing loss of revenue because of that specific activity.

Moderator

Thank you. The next question is from Diviya Nagarajan of UBS Securities. Please go ahead.

Diviya Nagarajan

My first question to you, Shibu, the guidance of 7-9%, what kind of seasonality do we expect during the year, because we have already suggested first half looking like it could be a little soft?

S. D. Shibulal

We have considered all the factors in to our guidance. We are coming out of a low momentum quarter, in Q4 where the revenue had degrown by 0.4% while for the year we have grown at 11.5%. When you come out of Q4 which is low momentum, it impacts our guidance for the next year, it impacts out growth for the next year. In fact for example if you assume that Q3 and Q4, we had grown by about 2% to 3%, that would have literally added another 3% to our next year growth because our base would have got resetted. That has not happened, so we are coming out of the low momentum. We are also coming out of a period which is as I explained there are certain industry verticals going through some serious challenges which is impacting our momentum with those clients and we have seen some sporadic cancellations during the quarter. We expect all of them to continue into the next year, definitely the first half, then I don’t know afterwards. So, the point is we have considered all of those into our next year guidance. We have certain amount of seasonality because traditionally we have seen our Q3 to be softer than other quarters, then Q2 to be better than other quarters. That’s what I have seen in the past, I would expect similar seasonality in the next year also.

Diviya Nagarajan

And earlier comments from BG and Pravin seem to suggest that last quarter when we talked about the demand environment there is a certain amount of optimism I don’t sense that especially with the statements that there could be some issues with some of your top clients. So essentially should read it as in the last three months the demand outlook, the budgetary outlook especially with some large clients has deteriorated?

S. D. Shibulal

So, while the deal pipeline has increased marginally quarter-on-quarter, what we are seeing in the market is an enormous pressure on cost for most of our clients. So our clients are completely focused on cost which means that their ability to make decisions on the discretionary spend has come down and it is being reflected in our own discretionary revenues. If you look at our revenue from discretionary spend quarter-on-quarter, we have degrown by approximately $20 mn. So, what we are seeing is a renewed scrutiny on discretionary spend, longer cycle time for decisions and certain clients going through some serious challenges. See usually in Q4, which is Q1 of our clients, there are certain clients in which we expect a serious pickup because that is when they will release the budget, they will plan for the next year. This year we have definitely seen lower number of such occasions. While the pipeline is marginally better the decision cycles are longer and some of our clients are faced with their own business challenges.

Moderator

Thank you. Our next question is from Ravi Menon of Centrum Broking. Please go ahead.

Ravi Menon

There are couple of questions. One is it would be helpful if we could get the subsidiaries performance breakout like we used to give in the fact sheet earlier. This time I couldn’t find that including BPO. And secondly, I see that the repeat revenues, there has been a slight decline this is last happened if I know correctly back in Q4 FY12 if you could comment on that this is something like a volume discount to really large customers or to increase stickiness something of that sort or is there anything more to read from it?

S. D. Shibulal

So, I will answer the repeat business and then Rajiv will answer the subsidiary question. See the repeat business is resetted at the beginning of the year, so if you look at the first quarter that will be the quarter in which you will see the highest percentage of the repeat business because the new business gets built over a period of time? We reset the repeat business calculation, every year in the beginning of the year and then as the time goes by, you can imagine that it will keep coming down as a percentage.

Ravi Menon

Yes, sir but I have seen an absolute decline. For example back in FY12 we saw decline from 1759 mn to 1700 mn, so I am just multiplying the repeat business percentage with your total run rate and similarly this got away seeing a decline from 2043 to 2015 so about 28 mn decline.

S. D. Shibulal

So, I am going to request Rajiv to answer the subsidiary question and I will come back and answer this.

Rajiv Bansal

See the reason why we stopped giving the subsidiary performance on a quarterly basis because the business is fully integrated. We approached the client as ‘OneInfy’. We have work being delivered by multiple employees from many, many subsidiaries. So giving the statutory number actually doesn’t make sense anymore and that’s the reason we stopped because it was a kind of at times giving a wrong picture about subsidiary performance. At times it’s not giving the two picture of the how that particular entity was performing because the way we work today is at ‘OneInfy’, completely indicated model where people work across multiple entities to deliver the client. So, we stopped giving it but since you asked me the question I will tell you. BPO during the quarter has grown by about 4% on MIS basis and their profitability is 20%+. For the year, BPO has grown about 14% and the operating margins are roughly about 18%, so BPO has done exceedingly well for us in the last financial year.

S. D. Shibulal

So, I went back and the looked at the repeat business. Our percentage of repeat business as of Q4 for the year is 97.7%, last fiscal year it was 97.8% and the last to last fiscal year it was 97.8%. In absolute terms in FY12 it was $154 mn. In FY13 it was $163 mn and FY14 it is $190 mn.

Ravi Menon

Yes and if you could also look at the quarterly numbers, you give out quarterly just do it for the repeat business right.

S. D. Shibulal

The quarterly numbers, those are minor fluctuations. In fact even I look at the quarterly numbers in Q4 it is 96.3% and last year Q4 it was 96.5%.

Ravi Menon

Yes, so I was using those numbers and I am trying to look at the top line because I was looking at the slight decline in the 100 mn plus accounts and I was wondering is this volume discount or something of that sort.

S. D. Shibulal

No, actually I looked at the last three year numbers and they all match up actually as a percentage. They are all in front of me and they all are right in the ballpark. 96.3%, 96.5%, and 96% that is a Q4 repeat business over the last three years, Q3 was 97.3%, 97.5%, and 97.4%, they are all approximately matching up.

Moderator

Thank you. Our next question is from Sandeep Shah of CIMB. Please go ahead.

Sandeep Shah

Just in terms of Retail as we said that the severe winter maybe getting behind also the holiday discount maybe getting behind. So is there any negotiations started in terms of the projects which got delayed or got cancelled are coming back?

Sandeep Dadlani

Hi this is Sandeep Dadlani. I am the SVP, Head of the Retail, CPG and Logistic segment, I will take that. So Sandeep what we saw was a perfect storm of events. We had a holiday season which was very competitively fought, so most retailer came out with EPS drops in their January-February results, so they were under margin pressures straightaway. January and February saw extreme weather in Americas and select parts of the world which means that shoppers really did not come out to shop. Many Retailers had negative same store comp for January and February. Thirdly some Retailers went through large scale credit card theft security issues which really distracted them and their investments into other areas. The net result was we had several projects - at least half a dozen clients who postponed projects, who cancelled projects. There were projects awarded to us that never ramped up and were postponed to the follow quarter. However, today the Commerce Department has produced numbers for March sales. The sun has come out in the US and consumers have started shopping again, March sales are record numbers compare to even right going back until September 2012. The National Retail Federation has forecast some terrific growth numbers - 4.1% for the year and online commerce has slated increase by more than 9% to 12% over the year. These 3 data points, our revenue momentum, our deal pipeline point to the fact that we are hoping this quarter was a one off quarter. Going forward in the following quarter if we see these deals converting, if we see the projects that were postponed actually ramping up, then there is no reason to believe that this quarter will be repeated. Right now we are calling this a one-off quarter looking at our momentum and our deal pipeline for the future.

Sandeep Shah

Just last two questions. In terms of BFSI as a vertical, if we look at the comments before the quarter result you were saying that is a vertical where optimism is better. As BG is now saying that there are some clients where after the initial budget finalization there are some budget cuts which are happening, so what is leading to this and can you also correlate the comments in terms of consistent second quarter decline in our top client.

Mohit Joshi

Let me just take that question this is Mohit Joshi. I head up our Financial Services segment. If you look at calendar Q1 for Financial Services as well, you will see that there has been a degree of volatility here as well. At least in the US you have seen mortgage originations business slow down dramatically. For most large banks you have seen challenges for their fixed income trading business and obviously that has had an impact on their technology spend. I think that explains part of the softness. For us if you take the geographic view we have seen strength in Europe and we have seen a slight weakness in the Americas. As Sandeep pointed out if the business environment in the Americas improves, then we expect this to have a knock on impact on technology spending for BFSI as well.

Sandeep Shah

I think what we reported is a 0.5% decline quarter-on-quarter in constant currency in BFSI. Is offshore also one of the factors leading to a decline in the revenue or is it largely a volume lead decline.

Mohit Joshi

Look like I said, you have seen one number. Overall, I would say we had broadly remained flat. Obviously there are challenges in some segments of the business and there are challenges in some geographies. But I won’t point to any specific factor or any specific client being the key reason for essentially revenue staying flat.

Sandeep Shah

Okay and a comment for a top client if you can because it’s second consecutive quarter of more than 3% decline quarter-on-quarter?

Mohit Joshi

No, I don’t think we have seen 3% decline quarter-on-quarter and anyway we are not making a comment about any specific projection for a quarter.

Sandeep Shah

And a last question in terms of some of the large outsourcing deals which we have signed around 5-7 years back which may be coming now for the renewal. What is the experience of Infosys in terms of renewal A) In terms of defending the wallet share? B) In terms of defending the margin within the same?

Mohit Joshi

think large consolidation opportunities are obviously are an opportunity for us and that’s true for BFSI as well. We are seeing a degree of consolidation in the business and given the fact that BFSI as a sector where we do have significant weight and have domain expertise, we are fairly optimistic that we should be on the winning side of these transactions

Moderator

Thank you. We will take our next question from Yogesh Aggarwal of HSBC Securities. Please go ahead.

Yogesh Aggarwal

I have couple of questions, if I may. Firstly going back to the guidance, you mentioned that the decision making is slow and there have been some patchy cancellations as well, and the first half could be weak as well like you mentioned few weeks back but the guidance at the top end is almost 3% CQGR next four quarters. So is it ambitious top-end of the guidance or are you expecting some large deals to come through or some bit of macro pick up?

S. D. Shibulal

So, we have looked at all the factors impacting our guidance at this point in time. We have said this in the past, in the beginning of the year our visibility for the year is about 65%, beginning of the quarter our visibility for the quarter is 95%. If you look at the next quarter, even if I take the current revenue and let’s assume for a minute it would be $ 2.1 billion, I have to create another $100 mn in the next 60 days. So we have used the same parameters as we have used in the past. We have not changed our guidance philosophies. We factor in the risks, we factor in what we see for the next quarter and we have come up with the guidance. We also are preparing ourselves for any additional opportunities which will come through but at this point in time our guidance philosophies have not been changed.

Yogesh Aggarwal

And secondly, just on the broader business, you said because of harsh winters and poor Retail sales there were cancellations and the Retail business was weak. Historically we have understood this business to be much more sticky higher offshoring, marketshare gains, so should we expect such level of sensitivity to macro events now in rest of the business as well or is it just to Retail because you probably have higher discretionary in Retail.

S. D. Shibulal

It is very, very important to distinguish us especially from the rest of the Indian IT industry. Our revenue profile is quite different. If you look at the Indian industry and the average as I understand from discretionary spend is 19%. So if I look at the Indian industry, Indian industry gets about 19% of the revenue from discretionary spend. Our number is somewhere around 33%. So, a very large portion of our revenue comes from discretionary spend and that is extremely important. This has been a strategy which we adopted 14 years back to build these kinds of capabilities in Consulting, in System Integration, in SAP-led transformation, in Oracle-led transformation and we have done Lodestone acquisition. So our dependency on the discretionary spend is quite high, in fact I would consider it also most doubled because if I take the 19 and remove us, the percentage will drop so almost double the industry percentage. Which means that the clients tendency or client view on the discretionary spend will have a larger impact on us rather than on the industry.

Moderator

Thank you. Our next question is from Anantha Narayan of Credit Suisse. Please go ahead.

Anantha Narayan

My first question was to Rajiv. So, Rajiv in your opening comments as you pointed out the cash flows have obviously run well ahead of the net income numbers, but a significant portion of that seems to be driven by the accrued employee compensation line. So could you just give us a bit more color on why exactly this has increased so much this year?

Rajiv Bansal

During the year in the US, we pay our employees on a biweekly basis. Depending on the cutoff of the biweekly, you would see towards the month end or the quarter end provisions for N number of days depending on when the cut off is. So during this quarter, there has been 10 days of provision for US salaries because the cut off happens in the subsequent week and that’s the reason you will see movement because we are now following a biweekly cycle of payment for our US employees. Also bonuses, as we said in the previous calls, we have increased the variable payout for our employees. Quarter-after-quarter compare to last year our availability, variable payout has actually gone up dramatically, some of these variable payout is paid on a half yearly basis, some of it is paid on annual basis, some of it is paid in quarterly basis and that is also contribute to the increase and the liabilities.

Anantha Narayan

So, Rajiv should we expect this number to sort of reduce going forward or do you think this is like a steady state number now?

Rajiv Bansal

Which number Anantha?

Anantha Narayan

The accrued compensation, either the absolute number or as a percentage of revenue.

Rajiv Bansal

See it all depends on where the salary cycle is so if it is around 30th or 31st of the month then you will not see an accrued compensation but if it is on the 1st or 2nd of the following month then you would see almost 13 days of compensation being provided in the P&L. It would depend on how the compensation cycles are going to be because it’s alternate Friday cycle, so depending on when Friday would end.

Anantha Narayan

Thanks for that and my final question is the H1B visa situation so given the sort of much higher demand this year does the company expect any challenges on that front and could that translate into sort of higher subcontracting cost or something in FY15?

S. D. Shibulal

We have at this point point in time adequate H1 visas. We have applied for new visas right now. The percentage of applications which will be accepted by the government is not yet known. Last year we have got a fairly good percentage and we are expecting a fairly good percentage this year also. At the same time it is important for us to recruit onsite because our business is becoming more and more local dependent which means that we have to recruit locally. We are recruiting locally in the local markets. Until the percentage is known it will be difficult to say. I expect it to be okay.

Moderator

Thank you. Our next question is from Pankaj Kapoor of Standard Chartered Securities. Please go ahead.

Pankaj Kapoor

My first question is on the sales and marketing headcount. I believe last quarter there was a sequential decline and this quarter again I think on the absolute basis S&M expenses are flat. So can you give some sense in terms of how the sales attrition has been during the quarter?

B. G. Srinivas

This is B. G. In sales we had focused on hiring talent in all the markets where we operate. While in the recent past the attrition has led to some headcount, this attrition is both voluntary and involuntary. We have also looked at newer capabilities to be added to our sales, both in terms of domain expertise for the specific verticals and in the market. We are aggressively looking at expanding the market coverage and the hiring process is already on. We have also re-skilled some of our delivery talent and reinvesting in all our high growth accounts to backfill some of this attritions.

Pankaj Kapoor

And my second question is actually on the CEO transition. Can you give us some sense on the time lines that the Nomination Committee is working on? Is it planning to have the selected candidate to overlap with Shibu which would essentially implied the finalization can happen much earlier than the January 15th deadline.

S. D. Shibulal

So and all I can say is that the Nomination Committee had started work on it and the remaining questions are very specifics to Nomination Committee and they are the right set of people to answer it. I think that is it.

Moderator

Thank you. Our next question is from Mitali Ghosh of Bank of America Merrill Lynch. Please go ahead.

Mitali Ghosh

My first question is on margins, just trying to reconcile the guidance that you have given for fiscal ’15 to be at about 24% with FY14 margin which was if you exclude the one-time visa charge, that was about 24.5%. Given that cost optimization benefits are still likely to flow through in the year, do you expect to ramp up investments or has there been any change in the pricing environment which is kind of leading you to guide this way.

Rajiv Bansal

Mitali, hi Rajiv here. First of all we have not given a margin guidance. All I have said is I would expect the margin next year to be in line with what we have seen in FY14. There are many reasons for that. If you look at the margins, they have improved during the year in FY14 the first two quarters being at 23.5% and it has went up to 25.5% in the last quarter. Now, first quarter typically will see about 250 to 300 basis point impact primarily because of wage hike, promotions and the visas. A lot of would depend on the growth that you see quarter-on-quarter. Based on 7%-9% growth guidance that we have given I would believe that the margins would be in line with FY14 margins. If we see better growth, if we are able to accelerate our growth by making investments by hiring people, training and market opportunities, then yes the margin profile would change. But based on our guidance of revenue, I think that is where I will see the margin for the next year.

Mitali Ghosh

So, just to clarify because I think I did hear 24% on the media interview so are you looking at excluding the one-time last year is there like 24 or 24.5 that you have in mind? Secondly there was a medium term margin guidance that 25% to 26%, any change to that.

Rajiv Bansal

I think if we see industry growth, the margin would be 25%-26% and we continue to believe that. I think for that we need industry growth. Every time when I say 25%-26% margin, I always used to say that if we see industry growth we would see 25%-26% margins. On 24% I am not too bothered about 24% or 24.4% but I think margins would be in line with FY14. A lot would depend on how the sequential growth is going to be, what investment opportunities come our way, what are the opportunities to accelerate the growth, how we improve our sales engine and many, many such factors. So I think I would be comfortable around the margins that we have seen in FY14. If we see better growth we see industry growth then I think the margins would go up.

Mitali Ghosh

Sure thanks that’s helpful and just second question on sales effectiveness. I know we have discussed earlier in the call, the hiring that’s been done but if you could just elaborate on what are the other steps perhaps that are being taken improve to effectiveness in terms of maybe the sales structure or incentivization and the progress in deal win rates versus maybe about six months ago that would be very helpful.

B. G. Srinivas

This is B.G., I will answer the last part of the question first. In overall win rates, particularly in large deals our win rates have improved over the last 12 months for sure. In terms of focus on sales effectiveness, there are various initiatives. Apart from enabling and training the current sales force, we are also hiring sales capability in the markets as I mentioned earlier. In terms of improving and enhancing the deal conversions, we have a series of initiatives including right solutioning, enhancing the proposal quality, making sure our solutions are competitive, and there is significant focus on extreme automation and extreme offshoring particularly for large outsourcing deals where there is significant cost pressure for our clients. Number two, we are also focusing on bringing our newer operating models particularly on the platforms which will enable us to occupy unique positioning in the marketplace and in specific deals. These are platforms which we have already been invested in and we have clients on it. It brings down the client’s capex spend and it clearly gives our clients an advantage of time to market. These are the various steps taken both in terms of enhancing pipeline and improving the deal conversion.

Moderator

Thank you. We will take our last question from Madhu Babu of HDFC Securities. Please go ahead.

Madhu Babu

Attrition has not moderated despite we coming with the wage hikes for the second time. What is the reason for continued high attrition and which are bands where we are seeing this high attrition?

S. D. Shibulal

So, attrition has not moderated. If you take 18.7%, 1.2% or so is involuntary so are left with 17.5% voluntary attrition. We have not only given price compensation increase, we have done many other things. We have restructured the compensation, we have implemented lot more internal promotions and progressions. We have invested in our employee through training and certification. We had done a lot of things, we are expecting that the attrition will moderate going forward. We are seeing a tail effect and we are hoping that it will moderate going forward. Also remember it’s an industry phenomenon because there is serious shortage of qualified talent in the industry. As an organization we invest heavily into our talent. I can’t think of another organization which has 6-7 month residential foundation program, so the better you train, the better your people are and the better demand they are in. We have done many things. My expectation is that it will moderate.

Madhu Babu

Lastly, there are news that there is the possibility for stable government after May end we can say appreciating rupee. Are we going to change our hedging strategy, are we going to increase hedge rates now?

Rajiv Bansal

No, I think this current hedging strategy has worked well for us. We have delivered well on our hedging strategy. This time our forex gains have been about $30 mn. Though the rupee has stabilized, a lot would depend on the election results and the flow of money into the country. I think we would continue with our short-term hedges and that has worked well for us in the past and we believe that it will continue to work well for us in the future too.

Moderator

Thank you very much. I now hand the floor back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks for being on the call with us and for your questions. We will look forward to talking to you again. Have a good day.

Moderator

Thank you very much sir. Ladies and gentlemen on behalf of Infosys that concludes this conference. Thank you for joining us and you may now disconnect your lines.